RANDALL L. RITCHIE

310.710.3623
randy@malibucompost.om

1442 A Walnut St #80
Berkeley, CA 94709

Profile

After graduating from Pepperdine University in Malibu, Randy worked for a landscape design and build form that he eventually bought. His love for soil came from growing tomatoes with his grandmother in New Jersey, as well as creating the first sustainable and ecologically based landscape company in Los Angeles.

Experience

CEO - Malibu Compost, Inc. - Berkeley, CA — 2009-Present
Sales and Marketing. New product development. Distributor liaison. Territory builder and creator.

Owner - Eco-Partners - Malibu, CA - 2004 -2009
Landscape design and construction. Pool design and construction.

Project Manager - Swenson Group - Agoura, CA — 1999 - 2004
Sales. Marketing. Landscape design, construction and maintenance.

Screenwriter/Producer - Ritchie Productions - Malibu, CA - 1984 - 2000
Screenwriting, development and production for television, cable and film.

Education

Pepperdine — BA Communications '82

Skills

Gardening, design, landscaping, organic farming, writing, consulting, public speaking, composting, screenwriting, songwriting and parenting.